PRESS RELEASE


BERG ELECTRONICS
Corporate Headquarters                    CONTACT:
101 S. Hanley Road
St. Louis, MO 63105                       Gary D. Strong
                                          Director Investor Relations
                                          (314) 746-2235

For Immediate Release
December 23, 1997


                 BERG ELECTRONICS CORP. BOARD ADOPTS RIGHTS PLAN


St. Louis, Mo., - December 23, 1997 - Berg Electronics Corp. announced today that its Board of Directors has adopted a Rights Plan designed to protect company stockholders in the event of takeover action that would deny them the full value of their investment.

      Terms of the Rights Plan provide for a dividend distribution of one right for each share of Common Stock and Class A Common Stock of Berg to holders of record at the close of business on January 8, 1998. The rights will become exercisable only in the event, with certain exceptions, an acquiring party accumulates 15% or more of Berg's voting stock, or if a party announces an offer to acquire 15% or more. The rights will expire on December 21, 2007. Each right will entitle the holder to buy one one-hundredth of a share of a new series of preferred stock at a price of $115. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either Berg stock or shares in



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an "acquiring entity" at half of market value. Further, at any time after a person or group acquires 15% or more (but less than 50%) of the Company's outstanding voting stock, the Board of Directors may, at its option, exchange part or all of the Rights (other than Rights held by the acquiring person or group, which will become void) for shares of the Company's common stock on a one-for-one basis.

      Berg generally will be entitled to redeem the rights at $0.01 per right at any time until the tenth day following the acquisition of a 15% position in its voting stock.

      Commenting on the Rights Plan, James N. Mills, Chairman of the Board and Chief Executive Officer of Berg, said, "The Board of Directors is not aware of any effort, hostile or otherwise, to acquire control of the Company. The Board believes that the Rights Plan represents a sound and reasonable means of safeguarding the interests of stockholders. The Rights Plan seeks to ensure that stockholders realize the long-term value of their investment. The Rights Plan should encourage anyone seeking to acquire the Company to treat all stockholders equally and to negotiate with the Board prior to a takeover attempt."

      Details of the new Rights Plan will be outlined in a letter to be mailed to stockholders.


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